UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[x] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

                                     FORM 4

       Filed pursuant to Section 16(a) of the  Securities  Exchange Act of 1934,
       Section  17(a)  of the  Public  Utility  Holding  Company  Act of 1935 or
       Section 30(f) of the Investment Company Act of 1940

1.     Name and Address of Reporting Person

       Elliott Associates, L.P.
       712 Fifth Avenue
       New York, New York 10019

2.     Issuer Name and Ticker Trading Symbol

       Avatex Corporation (AAV)

3.     IRS or Social Security Number of Reporting Person (Voluntary)

4.     Statement for (Month/Day/Year)

       12/99

5.     If Amendment, Date of Original (Month/Year)

6.     Relationship of Reporting Person to Issuer (Check all applicable)

       [ ] Director* [ ] Officer (give title below) [ ] Chairman [x] 10% Owner
       [ ] Other (specify below)

7.     Individual or Joint/Group Filing (Check applicable line)

       [x] Form filed by one Reporting Person [ ] Form filed by more than one Reporting Person

                                  (Page 1 of 4)


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Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1.     Title of Security (Instr. 3)

             (a) Common Stock
             (b) $4.20 Cumulative Exchangeable Series A Preferred Stock

2.     Transaction Date (Month/Day/Year)

             (a) 12/7/99*
             (b) 12/7/99

3.     Transaction Code (Inst. 8)

             (a) S
             (b) J#

       V

4.     Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

       Amount:

             (a) 417,600
             (b) 547,613

       (A) or (D):

             (a) D
             (b) D

       Price:

             (a) $2.00
             (b) #

5.     Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

             (a) None
             (b) None

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

             (a) D
             (b) D

7.     Nature of Indirect Beneficial Ownership (Instr. 4)

             Not applicable.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                  (Page 2 of 4)


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Table II - Derivative  Securities  Acquired,  Disposed of, or Beneficially Owned
(e.g. puts, calls, warrants, options, convertible securities)

1.     Title of Derivative Security (Instr. 3)

       (a)   Warrants#
       (b)   $5.00 Cumulative Convertible Preferred Stock

2.     Conversion or Exercisable Price of Derivative Security

       (a)   $2.25
       (b)   $25.80

3.     Transaction Date (Month/Day/Year)

       (a)   12/7/99
       (b)   12/7/99

4.     Transaction Code (Instr. 8)

       Code

             (a) J#
             (b) J#

       V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

       (a)   (A) 368,645
             (D)

       (b)   (A)
             (D) 111,637

6.     Date Exercisable and Expiration Date (Month/Day/Year)

       (a)   Date Exercisable:   3/7/00
             Expiration Date:    3/7/05

       (b)   Date Exercisable:   Immediately
             Expiration Date:    1/15/03

7.     Title and Amount of Underlying Securities (Instr. 3 and 4)

       (a)   Title:                            Common Stock
             Amount or Number of Shares:       368,645

       (b)   Title:                            Common Stock
             Amount or Number of Shares:       216,351

8.     Price of Derivative Security (Inst. 5)

       (a)   #
       (b)   #

                                  (Page 3 of 4)

9.   Number of Derivative Securities  Beneficially Owned at End of Month (Instr.
     4)

       (a)   368,645
       (b)   None

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

       (a)   D
       (b)   D

11.    Nature of Indirect Beneficial Ownership (Instr. 4)

       Not applicable.

Explanation of Responses:

       * The Reporting Person's present and former representatives each resigned as a Director of the Issuer prior to the consummation of the Merger (as defined below) and each of the other transactions reported on this Form 4.

       # The transactions reported in Table I entry (b) and Table II entries (a) and (b) above represent consideration received by Elliott Associates, L.P. ("Elliott") pursuant to the merger of Xetava Corporation into Avatex Corporation (the "Merger") which was consummated on December 7, 1999.

       In exchange for each share of its $4.20 Cumulative Exchangeable Series A Preferred Stock, Elliott received pursuant to the Merger (i) $2.9705 in cash,
(ii) $6.623 principal amount of 6.75% notes due 2002 of Avatex Funding, Inc. ("Notes"), (iii) warrants to purchase 0.53567 shares of "new" Avatex common stock, and (iv) a deferred contingent cash right equal to its pro rata share of 84% of an amount equal to the lesser of $7.5 million or 20% of any net recovery that Avatex may receive in certain litigation against McKesson HBOC, Inc. et al. (the "Litigation").

       In exchange for each share of its $5 Cumulative Convertible Preferred Stock, Elliott received pursuant to the Merger (i) $3.7408 in cash, (ii) $8.34 principal amount of Notes, (iii) warrants to purchase 0.67456 shares of "new" Avatex common stock, and (iv) a deferred contingent cash right equal to its pro rata share of 16% of an amount equal to the lesser of $7.5 million or 20% of any net recovery that Avatex may receive in the Litigation.

     **Intentional   misstatement  or  omissions  of  facts  constitute  Federal
Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

        ELLIOTT ASSOCIATES, L.P.

        /s/ Paul E. Singer                                 January 12, 2000
        -----------------------------------------------------------------------
        Paul E. Singer, General Partner

              **Signature of Reporting Person                             Date

                                  (Page 4 of 4)